SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 0-19944

(Check One)

☒	Form 10-K and Form 10-KSB	☐	Form 11-K
☐	Form 20-F	☐	Form 10-Q and Form 10-QSB	☐	Form N-SAR

For period ended: December 31, 2005

☐	Transition Report on Form 10-K and Form 10-KSB	☐	Transition Report on Form 10-Q and Form 10-QSB
☐	Transition Report on Form 20-F	☐	Transition Report on Form N-SAR
☐	Transition Report on Form 11-K

For the transition period ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

PART I
REGISTRANT INFORMATION

M-WAVE, INC.
(Full name of registrant)

N/A
(Former name if applicable)

11533 Franklin Ave, Franklin Park, Illinois 60131
(Address of principal executive office)

PART II
RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25© has been attached if applicable.

PART III
NARRATIVE

As previously announced, we are in the process of liquidating our DBS division purchased in early 2005. In addition, we recently completed new financing arrangements to provide the Company with additional equity to maintain our Nasdaq listing.  Due to the management time spent negotiating and closing the financing transaction, and getting our independent auditors to review such transactions, we are unable to complete our Annual Report on Form 10-KSB for the period ended December 31, 2005 without unreasonable effort or expense.

PART IV
OTHER INFORMATION

(1)    Name and telephone number of person to contact in regard to this notification.

Jeff Figlewicz	(630)	562-5550
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes   ☐ No

(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☐ Yes   ☒ No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

N/A

M-WAVE, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2006	By: /s/ Joe Turek
Name: Joe Turek Title: Chief Operating Officer